UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Solutia Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

834376105 (CUSIP Number)

November 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834376105	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lime Capital Management LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 0 6) SHARED VOTING POWER 7,767,509* 7) SOLE DISPOSITIVE POWER 0 8) SHARED DISPOSITIVE POWER 7,767,509*

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767,509*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.4%*
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes (i) 5,800,110 shares of Common Stock beneficially owned by Lime Capital Management LLC and (ii) 1,967,399 shares of Common Stock beneficially owned by Lime Capital Management Administrators LLC, an affiliate of Lime Capital Management LLC, for which Lime Capital Management LLC disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Page 2 of 21 Pages

CUSIP No. 834376105	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lime Capital Management Administrators LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 0 6) SHARED VOTING POWER 7,767,509 7) SOLE DISPOSITIVE POWER 0 8) SHARED DISPOSITIVE POWER 7,767,509

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767,509
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 21 Pages

CUSIP No. 834376105	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lime Fund LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 5,800,110 6) SHARED VOTING POWER 0 7) SOLE DISPOSITIVE POWER 5,800,110 8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,110
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.6%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 21 Pages

CUSIP No. 834376105	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lime Overseas Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 1,967,399 6) SHARED VOTING POWER 0 7) SOLE DISPOSITIVE POWER 1,967,399 8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,399
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 1.9%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 5 of 21 Pages

CUSIP No. 834376105	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gregory E. Bylinsky
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 0 6) SHARED VOTING POWER 7,767,509 7) SOLE DISPOSITIVE POWER 0 8) SHARED DISPOSITIVE POWER 7,767,509

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767,509
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 21 Pages

CUSIP No. 834376105	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Gorton
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 0 6) SHARED VOTING POWER 7,767,509 7) SOLE DISPOSITIVE POWER 0 8) SHARED DISPOSITIVE POWER 7,767,509

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767,509
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 21 Pages

Item 1	(a).	Name of Issuer:

Solutia Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

575 Maryville Centre Drive P.O. Box 66760 St. Louis, Missouri 63166-6760

Item 2	(a).	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i) Lime Capital Management LLC, a Delaware limited liability company;

(ii) Lime Capital Management Administrators LLC, a Delaware limited liability company;

(iii) Lime Fund LLC, a Delaware limited liability company;

(iv) Lime Overseas Fund, Ltd., a Bermuda exempted mutual fund company;

(v) Gregory E. Bylinsky; and

(vi) Mark Gorton.

Lime Capital Management LLC is the investment manager and a managing member of Lime Fund LLC.

Lime Capital Management Administrators LLC is the investment manager of Lime Overseas Fund Ltd. and a managing member of Lime Fund LLC.

Gregory E. Bylinsky and Mark Gorton are the managing members of Lime Capital Management LLC and Lime Capital Management Administrators LLC.

Page 8 of 21 Pages

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of Lime Capital Management LLC, Lime Capital Management Administrators LLC, Lime Fund LLC, Gregory E. Bylinsky and Mark Gorton is:

377 Broadway, 11th Floor New York, New York 10013

The principal business office address of Lime Overseas Fund, Ltd. is:

Lime Overseas Fund, Ltd. c/o Meridian Corporate Services Limited P.O. Box HM 528 73 Front Street Hamilton, HM CX, Bermuda

Item 2	(c).	Citizenship:

The place of organization or citizenship of each of the Reporting Persons is as follows:

		Name of Reporting Person	Place of Organization/Citizenship
		Lime Capital Management LLC	Delaware
		Lime Capital Management Administrators LLC	Delaware
		Lime Fund LLC	Delaware
		Lime Overseas Fund, Ltd.	Bermuda
		Gregory E. Bylinsky	United States
		Mark Gorton	United States

Item 2	(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2	(e).	CUSIP Number:

834376105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 9 of 21 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(i)	Lime Capital Management LLC

		(a)	Amount beneficially owned:

7,767,509*

		(b)	Percent of class:

7.4%*

		(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

7,767,509*

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

7,767,509*

*	Includes (i) 5,800,110 shares of Common Stock beneficially owned by Lime Capital Management LLC and (ii) 1,967,399 shares of Common Stock beneficially owned by Lime Capital Management Administrators LLC, an affiliate of Lime Capital Management LLC, for which Lime Capital Management LLC disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

(ii)	Lime Capital Management Administrators LLC

	(a)	Amount beneficially owned:

7,767,509

	(b)	Percent of class:

7.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

7,767,509

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

7,767,509

Page 10 of 21 Pages

(iii)	Lime Fund LLC

	(a)	Amount beneficially owned:

5,800,110

	(b)	Percent of class:

5.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

5,800,110

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

5,800,110

(iv) Shared power to dispose or to direct the disposition of

0

(iv)	Lime Overseas Fund, Ltd.

	(a)	Amount beneficially owned:

1,967,399

	(b)	Percent of class:

1.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

1,967,399

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,967,399

(iv) Shared power to dispose or to direct the disposition of

0

(v)	Gregory E. Bylinsky

	(a)	Amount beneficially owned:

7,767,509

	(b)	Percent of class:

7.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

7,767,509

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

7,767,509

Page 11 of 21 Pages

(vi)	Mark Gorton

	(a)	Amount beneficially owned:

7,767,509

	(b)	Percent of class:

7.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

7,767,509

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

7,767,509

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 104,459,578 shares of Common Stock issued and outstanding as of September 30, 2005, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The members of Lime Fund LLC have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Lime Fund LLC in accordance with their ownership interests in Lime Fund LLC, and the shareholders of Lime Overseas Fund Ltd. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Lime Overseas Fund Ltd. in accordance with their ownership interests in Lime Overseas Fund Ltd.

Page 12 of 21 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 13 of 21 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 23, 2005

LIME CAPITAL MANAGEMENT LLC

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Managing Member

Page 14 of 21 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 23, 2005

LIME CAPITAL MANAGEMENT ADMINISTRATORS LLC

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Managing Member

Page 15 of 21 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 23, 2005

LIME FUND LLC

By:	LIME CAPITAL MANAGEMENT LLC

	By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Managing Member

Page 16 of 21 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 23, 2005

LIME OVERSEAS FUND, LTD.

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Director

Page 17 of 21 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: November 23, 2005

/s/ Gregory E. Bylinsky
Gregory E. Bylinsky

Page 18 of 21 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: November 23, 2005

/s/ Mark Gorton
Mark Gorton

Page 19 of 21 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

SOLUTIA INC.

COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 23rd day of November, 2005.

LIME CAPITAL MANAGEMENT LLC

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Managing Member

LIME CAPITAL MANAGEMENT ADMINISTRATORS LLC

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Managing Member

Page 20 of 21 Pages

LIME FUND LLC

By:	LIME CAPITAL MANAGEMENT LLC

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Managing Member

LIME OVERSEAS FUND, LTD.

By:	/s/ Gregory E. Bylinsky
Gregory E. Bylinsky
Director

/s/ Gregory E. Bylinsky
Gregory E. Bylinsky

/s/ Mark Gorton
Mark Gorton

Page 21 of 21 Pages